

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 1, 2009

Mr. S. Jeffrey Johnson
Chief Executive Officer
Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Ft. Worth, TX 76102

> **Re:** **Cano Petroleum, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 11, 2008**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed October 28, 2008**
> **Response letter dated April 21, 2009**
> **File No. 1-32496**

Dear Mr. Johnson:

We have reviewed your filings and response letter dated April 21, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Notes to Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Oil and Gas Properties and Equipment, page F-6

1. We note your response to prior comment one from our letter dated March 24, 2009. With regard to such activities, please modify your disclosures to provide the following additional information:

   - Expand your risk factors and management's discussion and analysis to discuss in detail the risks involved in secondary and tertiary exploration activities;

   - Expand your liquidity discussion to include the sources and uses of funding for your secondary and tertiary activities, and disclose a commodity price sensitivity analysis related to your secondary and tertiary activities (i.e. at what prices will your ASP technology become uneconomical);

- Clarify in your disclosure that your secondary and tertiary activities performed on properties that are in the exploration stage are not development activities and as such that any related capitalized costs represent deferred charges;

- Explain how the activities related to your secondary and tertiary recovery meet the requirements for deferral provided in paragraph 19 of SFAS and provide all disclosures required by FSP FAS 19-1; and,

- Expand your existing disclosures throughout your document to ensure the costs related to exploratory secondary and tertiary activities are presented as exploration costs.

In your response to this comment, please provide us with a sample of your proposed expanded disclosures.

2.   Please tell us whether or not the ASP injected will be recovered and resold.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief